Exhibit B

MUSIC LICENSING, INC.

SHAREHOLDER RESOLUTION IN LIEU OF SPECIAL MEETING JULY 12, 2023

This Resolution is adopted by a majority of the Shareholders of Music Licensing, Inc. (the “Company”) as indicated by their signatures below. This resolution is adopted in lieu of a special meeting for which the merits of this resolution would traditionally be held in compliance with the Company’s bylaws.

The shareholders approving this resolution represent more than 98.5% of all outstanding shares of the Company as of the date of its passing. A true and correct copy of the current shareholders is appended to this resolution. This resolution was properly consented to by the Board of Directors, who have unanimously voted in favor of the provisions herein. All signatories of this resolution agree that the resolutions herein are in the best interest of the Company.

It is hereby RESOLVED that:

1.	The executive employment agreement of Jake P. Noch, President and CEO of the Company, is approved. A copy of the signed executive employment agreement is attached to this resolution as Exhibit “A”.

2.	The Company shall be re-incorporated to the Federation of St. Kitts and Nevis. The re- incorporation shall not affect the jurisdiction of the Company’s operations.

3.	The Company shall cause to be drafted articles and bylaws to reflect the re-incorporation and comply with the states, rules, and regulations incumbent on corporations in the Federation of St. Kitts and Nevis.

4.	The Company will no longer qualify as a Regulation A Tier II Company as a result of the re-incorporation outside of the United States; however, the Company shall continue to voluntarily report to the U.S. Securities and Exchange Commission. The Company’s securities counsel shall prepare the requisite filings to effectuate such change.

The foregoing is in the best interest of the Company. This Resolution shall be effective immediately and shall be kept in within the books and records of the Company.

Signature of a Majority of Shareholders:

Jake Noch, Majority Shareholder holding greater than 98.5% of all outstanding shares

/s/ Jake P. Noch
Date:	07 / 12 / 2023

Shareholder Resolution in Lieu of Special Meeting

Consent of the Board of Directors:

Jake Noch		Rodrigo Federico
President and CEO		Chief Technology Officer and Director

/s/ Jake Noch		/s/ Rodrigo Federico
Date:	07 / 12 / 2023	Date:	07 / 12 / 2023

Vito Roppo		Paul Ring
Director		Director

/s/ Vito Roppo		/s/ Paul Ring
Date:	07 / 12 / 2023	Date:	07 / 12 / 2023

James Chillemi
Director

/s/ James Chillemi
		Date:	07 / 13 / 2023

Shareholder Resolution in Lieu of Special Meeting

EMPLOYMENT AGREEMENT

This Employment Agreement (the “Agreement”) is effective as of June 25, 2023 (the “Effective Date”) by and between Jake P. Noch (the “Executive”) and Music Licensing, Inc., a NEVADA corporation (the “Company”).

1. Duties and Scope of Employment.

(a) Position. For the term of this Agreement, the Company agrees to employ the Executive in the positions of Chief Executive Officer, Chairman of the Board of Directors, Chief Executive Officer, President, Secretary, and Interim Chief Financial Officer (the “Employment”). The duties and responsibilities of Executive shall include the duties and responsibilities for the Executive’s corporate office and position as set forth in the Company’s bylaws and such other duties and responsibilities as the Company’s Board of Directors may from time to time reasonably assign to the Executive.

(b) Obligations to the Company. During his Employment, the Executive shall devote his full business efforts and time to the Company. During his Employment, the Executive may render services to other persons or entities provided that such services to not impede the Executive’s ability to provide full time services to the Company and provided that the services do not compete with the Company. The Executive is further permitted to engage in appropriate civic, charitable or religious activities and devote a reasonable amount of time to private investments or serve on the boards of directors of companies, including closely held companies which are controlled by Executive as long as these activities or services do not materially interfere or conflict with Executive’s responsibilities to, or ability to perform his duties of employment by, the Company under this Agreement. The Executive shall comply with the Company’s policies and rules as they may be in effect from time to time during his Employment.

(c) No Conflicting Obligations. The Executive represents and warrants to the Company that he is under no obligations or commitments, whether contractual or otherwise, that are inconsistent with his obligations under this Agreement. The Executive represents and warrants that he will not use or disclose, in connection with his employment by the Company, any trade secrets or other proprietary information or intellectual property in which the Executive or any other person has any right, title or interest and that his employment by the Company as contemplated by this Agreement will not infringe or violate the rights of any other person. The Executive represents and warrants to the Company that he has returned all property and confidential information belonging to any prior employer.

2. Cash and Incentive Compensation.

Note: All monetary references herein are in USD.

(a) Salary. The Company shall pay the Executive as compensation for his services on an annual basis a salary in the form of a convertible note which may be converted at the election of the Executive. The convertible note shall permit the Executive to receive shares worth twelve million dollars ($12,000,000.00) at the time of the conversion. The note shall remain valid and in effect until the Executive realizes twelve million dollars ($12,000,000.00), and additional shares may be added to the convertible note as necessary in order for such amount to be received.

Employment Agreement of Jake P. Noch

(i)	Timing of Payments. The Executive may receive such payment in increments, whether monthly, quarterly, or annually at the discretion of the Executive.

(ii)	Beneficiary of Shares. Upon conversion of the note into shares, the beneficiary of the shares may be the Executive or the Executive’s entity, the Jake P. Noch Family Office, LLC.

(iii)	Vesting. Shares obtained shall be immediately vested upon receipt.

(iv)	Valuation. The amount of shares issued to the Executive upon conversion of the convertible note shall be calculated jointly by the Executive and the Board of Directors.

(b) Bonus. Executive may receive periodic bonuses from time to time at the discretion of the Board of Directors.

(c) Vacation. During the term of this Agreement, Executive shall be entitled to vacation each year in accordance with the Company’s policies in effect from time to time, but in no event less than four (4) weeks paid vacation per calendar year.

(d) Margin Loan Provision. In the event that the Executive or any of his affiliated entities (namely, Jake P. Noch Family Office, LLC) undertakes a margin loan(s) that become deficient due to any reason, including but not limited to a decline in the Company’s share price, market volatility, insufficient collateral, or failure to make an interest payment, the Company and/or its successors will issue as many shares as necessary to the Executive and/or his entities to ensure that his shares will not be liquidated or deemed insufficient to any broker-dealer or any other party for the purposes of utilizing them as collateral for a margin loan.

3. Business Expenses. During his Employment, the Executive shall be authorized to incur necessary and reasonable travel, entertainment and other business expenses in connection with his duties hereunder. The Company shall reimburse the Executive for such expenses upon presentation of an itemized account and appropriate supporting documentation, all in accordance with the Company’s generally applicable policies. The Executive shall have a car allowance of $1,000.00 per month during the term of this Agreement.

4. Term of Employment.

(a) Term. This Agreement shall be perpetual unless terminated according to the terms of this Agreement or voluntary by either party in compliance with Section 5 of this Agreement.

Employment Agreement of Jake P. Noch

(b) Basic Rule. The Executive’s Employment with the Company shall be “at will,” meaning that either the Executive or the Company shall be entitled to terminate the Executive’s Employment at any time and for any reason, with or without Cause (in the case of the Company) or Constructive Termination (in the case of Executive). Any contrary representations that may have been made to the Executive shall be superseded by this Agreement. This Agreement shall constitute the full and complete agreement between the Executive and the Company on the “at will” nature of the Executive’s Employment, which may be changed only in an express written agreement signed by the Executive and a duly authorized officer of the Company.

(c) Termination. The Company or the Executive may terminate the Executive’s Employment at any time and for any reason (or no reason), and with or without Cause (in the case of the Company) or Constructive Termination (in the case of Executive), by giving the other party notice in writing. The Executive’s Employment shall terminate automatically in the event of his death.

(d) Rights Upon Termination. Except as expressly provided in Section 5, upon the termination of the Executive’s Employment pursuant to this Section 4, the Executive shall be entitled only to the compensation, benefits and reimbursements described in Sections 2 and 3 for the period preceding the effective date of the termination.

5. Termination Benefits.

(a) General Release. Any other provision of this Agreement notwithstanding, Subsections (b), (c), and (d) below shall not apply unless the Employee (i) has executed a general release (in a form reasonably prescribed by the Company) of all known and unknown claims that he may then have against the Company or persons affiliated with the Company, and (ii) has agreed not to prosecute any legal action or other proceeding based upon any of such claims.

(b) Severance Pay. If, during the term of this Agreement, the Company terminates the Executive’s Employment for any reason other than Cause or Disability, or if the Executive voluntarily resigns following a Constructive Termination, (collectively, a “Termination Event”), then the Company shall pay the Executive in the amount of six million dollars ($6,000,000.00) in cash per year for three (3) years. Such Base Compensation shall be paid annually on January 1st each year the severance payment is in effect.

(c) Share Payments. With respect to all shares in the Company earned by the Executive prior to the effective date of the Termination Event, such shares shall be immediately granted and vested in the Executive, not subject to repurchase and not subject to assumption, assignment or replacement by the Company or its successors.

Employment Agreement of Jake P. Noch

(d) Death or Disability.

(i) Disability. If the Executive’s employment is terminated by the Company by reason of the Executive’s Disability, the Executive shall be entitled to a prompt cash payment of a prorated portion of the payments set forth in Section 5(b) above for the year in which such termination occurs. For purposes of this Agreement, “Disability” means the Executive’s inability, due to physical or mental incapacity, to substantially perform his duties and responsibilities contemplated by this Agreement. In the event of a dispute as to whether the Executive is disabled, the determination shall be made by a licensed medical doctor selected by the Company and agreed to by the Executive. If the parties cannot agree on a medical doctor, each party shall select a medical doctor and the two doctors shall select a third who shall be the approved medical doctor for this purpose. The Executive agrees to submit to such tests and examinations as such medical doctor shall deem appropriate.

(ii) Death. In the event of the Executive’s Death, the Severance Payment referenced in Section 5(b) shall be remitted to the Executive’s then-current spouse. If the Executive is not married upon his death, the Severance Payment shall be remitted to his heirs at law or in accordance with his last will and testament.

(e) Definition of “Cause.” For all purposes under this Agreement, “Cause” shall mean:

(i) Any breach of the Invention, Confidential Information and Non- Competition Agreement referenced in Section 6 hereof between the Executive and the Company, as determined by the Board of Directors of the Company;

(ii) Conviction of, or a plea of “guilty” or “no contest” to, a felony, or a plea of “guilty” or “no contest” to a lesser included offense in exchange for withdrawal of a felony indictment or felony charge by indictment, in each case whether arising under the laws of the United States or any state thereof;

(iii) Any act or acts of fraud;

(iv) violations of applicable laws, rules or regulations that expose the Company to material damages or material liability

(v) material breach by the employee of any material provision of the Employment Agreement that remains uncorrected for 30 days following written notice of such breach to the employee by the company.

Employment Agreement of Jake P. Noch

(f) Definition of “Constructive Termination.” For all purposes under this Agreement, Constructive Termination shall mean the voluntary resignation of the Executive within 60 days following:

(i) The failure of the Executive to be elected or reelected to any of the positions described in Section 1(a) or his removal from any such position without his written consent.

(ii) A material diminution in the Executive’s duties or the assignment of him of any duties inconsistent with the Executive’s position and status as Executive Vice President and Chief Financial Officer of the Company.

(iii) A change in the Executive’s reporting relationship such that the Executive no longer reports directly to the Chief Executive Officer.

(iv) A reduction in the Executive’s Base Compensation without his consent;

(v) Receipt of notice from Company that the Executive’s principal workplace will be relocated by more than fifty (50) miles without his written consent;

(vi) A breach by the Company of any of its material obligations to the Executive under this Agreement; or

(vii) The failure of the Company to obtain a satisfactory agreement from any successor to all or substantially all of the assets or business of the Company to assume and agree to perform this Agreement within 15 days after a merger, consolidation, sale or similar transaction.

6. Invention, Confidential Information and Non-Competition Agreement. The Executive has entered into an Invention, Confidential Information and Non-Competition Agreement with the Company, in the form attached hereto as Exhibit A, which is incorporated herein by reference.

7. Successors.

(a) Company’s Successors. This Agreement shall be binding upon any successor (whether direct or indirect and whether by purchase, lease, merger, consolidation, liquidation or otherwise) to all or substantially all of the Company’s business and/or assets. For all purposes under this Agreement, the term “Company” shall include any successor to the Company’s business and/or assets which becomes bound by this Agreement.

(b) Executive’s Successors. This Agreement and all rights of the Executive hereunder shall inure to the benefit of, and be enforceable by, the Executive’s personal or legal representatives, executors, administrators, successors, heirs, distributees, devisees and legatees.

Employment Agreement of Jake P. Noch

8. Miscellaneous Provisions.

(a) Notice. Notices and all other communications contemplated by this Agreement shall be in writing and shall be deemed to have been duly given when personally delivered or when mailed by U.S. registered or certified mail, return receipt requested and postage prepaid. In the case of the Executive, mailed notices shall be addressed to him at the home address which he most recently communicated to the Company in writing. In the case of the Company, mailed notices shall be addressed to its corporate headquarters, and all notices shall be directed to the attention of its Secretary.

(b) Modifications and Waivers. No provision of this Agreement shall be modified, waived or discharged unless the modification, waiver or discharge is agreed to in writing and signed by the Executive and by an authorized officer of the Company (other than the Executive). No waiver by either party of any breach of, or of compliance with, any condition or provision of this Agreement by the other party shall be considered a waiver of any other condition or provision or of the same condition or provision at another time.

(c) Indemnification. To the fullest extent permitted by the indemnification provisions of the Articles of Incorporation and Bylaws of the Company in effect as of the date of this Agreement, and the indemnification provision of the laws of the jurisdiction of the Company’s incorporation in effect from time to time, the Company shall indemnify the Executive as a director, senior officer or employee of the Company against all liabilities and reasonable expenses that may be incurred in any threatened, pending or completed action, suit or proceeding, and shall pay for the reasonable expenses incurred by the Executive in the defense of or participation in any proceeding to which the Executive is a party because of his service to the Company. The rights of the Executive under this indemnification provision shall survive the termination of employment.

(d) Whole Agreement. This Agreement and the Invention, Confidential Information and Non-Competition Agreement between the Company and Executive contain the entire understanding of the parties with respect to the subject matter hereof. No other agreements, representations or understandings (whether oral or written and whether express or implied) which are not expressly set forth in such agreements have been made or entered into by either party with respect to the subject matter hereof.

(e) Withholding Taxes. All payments made under this Agreement shall be subject to reduction to reflect taxes or other charges required to be withheld by law.

Employment Agreement of Jake P. Noch

(f) Choice of Law and Severability. This Agreement is executed by the parties in the state of Florida and shall be interpreted in accordance with the laws of such State or sovereign entity (except their provisions governing the choice of law). If any provision of this Agreement becomes or is deemed invalid, illegal or unenforceable in any jurisdiction by reason of the scope, extent or duration of its coverage, then such provision shall be deemed amended to the extent necessary to conform to applicable law so as to be valid and enforceable or, if such provision cannot be so amended without materially altering the intention of the parties, then such provision shall be stricken and the remainder of this Agreement shall continue in full force and effect. Should there ever occur any conflict between any provision contained in this Agreement and any present or future statute, law, ordinance or regulation contrary to which the parties have no legal right to contract, then the latter shall prevail but the provision of this Agreement affected thereby shall be curtailed and limited only to the extent necessary to bring it into compliance with applicable law. All the other terms and provisions of this Agreement shall continue in full force and effect without impairment or limitation.

(g) Arbitration. Any controversy or claim arising out of or relating to this Agreement or the breach thereof, or the Executive’s Employment or the termination thereof, shall be settled in Florida, by arbitration in accordance with the National Rules for the Resolution of Employment Disputes of the American Arbitration Association. The decision of the arbitrator shall be final and binding on the parties, and judgment on the award rendered by the arbitrator may be entered in any court having jurisdiction thereof. The parties hereby agree that the arbitrator shall be empowered to enter an equitable decree mandating specific enforcement of the terms of this Agreement. The Company and the Executive shall share equally all fees and expenses of the arbitrator. The Executive hereby consents to personal jurisdiction of the state and federal courts located in the State of Texas for any action or proceeding arising from or relating to this Agreement or relating to any arbitration in which the parties are participants.

(h) No Assignment. This Agreement and all rights and obligations of the Executive hereunder are personal to the Executive and may not be transferred or assigned by the Executive at any time. The Company may assign its rights under this Agreement to any entity that assumes the Company’s obligations hereunder in connection with any sale or transfer of all or a substantial portion of the Company’s assets to such entity.

(i) Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

(j) Approval by Shareholders. This Employment Agreement shall receive a majority vote of the Shareholders prior to going into effect in accordance with the Company’s Bylaws. The result of the Shareholder vote shall be affixed to this Agreement and recorded into the corporate records of the Company by the Secretary.

Employment Agreement of Jake P. Noch

IN WITNESS WHEREOF, each of the parties has executed this Agreement, in the case of the Company by its duly authorized officer, as of the day and year first above written.

/s/ Jake P. Noch
Jake P. Noch, Executive

MUSIC LICENSING, INC.

By:	/s/ Vito Roppo
Name:	Vito Roppo
Title:	Director

By:	/s/ James R. Chillemi, Esq.
Name:	James R. Chillemi, Esq.
Title:	Director

By:	/s/ Paul Ring
Name:	Paul Ring
Title:	Director

By:	/s/ Rodrigo Di Federico
Name:	Rodrigo Di Federico
Title:	Director

Employment Agreement of Jake P. Noch

EXHIBIT A

Invention, Confidential Information and Non-Competition Agreement

Employment Agreement of Jake P. Noch